UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant’s name into English)

4 rue Lou Hemmer, L-1748 Luxembourg Findel

Grand Duchy of Luxembourg

(Address of principal executive office)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:  ☒             Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐            No:  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐            No:  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Issuance of US$100 Million Aggregate Principal Amount of Additional Senior Secured Notes.

Overview

On April 4, 2019 (the “Issue Date”), Atento Luxco 1 S.A. (“Atento Luxco 1” or the “Issuer”), a wholly-owned subsidiary of Atento S.A. (the “Registrant” or “Atento”), closed an offering of an additional US$100 million aggregate principal amount of its 6.125% Senior Secured Notes due 2022 (the “Additional Notes”) in a private placement transaction (the “Offering”). The Additional Notes were offered as additional notes under the indenture, dated as of August 10, 2017 (the “Indenture”), pursuant to which the Issuer previously issued US$400 million aggregate principal amount of its 6.125% Senior Secured Notes due 2022 (the “Existing Notes” and, together with the Additional Notes, the “Notes”). The Additional Notes and the Existing Notes are treated as the same series for all purposes under the Indenture and collateral agreements, each as amended and supplemented, that govern the Notes. The Issuer intends to use the net proceeds from the offering of the Additional Notes to repay all its outstanding Brazilian debentures and a part of its outstanding BNDES credit facilities, as well as to pay for related fees and expenses and for general corporate purposes.

The Additional Notes and related guarantees were offered only to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended (the “Act”), or outside the United States, to persons outside the United States in compliance with Regulation S under the Act. The Additional Notes and related guarantees have not been and will not be registered under the Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Act.

The following is a brief description of the terms of the Notes and the Indenture.

Maturity and Interest Payment Dates

Interest is payable on the Notes on February 10 and August 10 of each year, beginning on August 10, 2019 for the Additional Notes, until their maturity date of August 10, 2022.

Ranking

The Indenture and the Notes provide, among other things, that the Notes are senior secured obligations of the Issuer and the Guarantors and will: (i) rank equally in right of payment to any of the Issuer’s and the Guarantors’ existing and future senior indebtedness; (ii) rank senior in right of payment to all of the Issuer’s and the Guarantors’ future senior subordinated indebtedness; (iii) be effectively junior in right of payment to all of the Issuer’s and the Guarantors’ existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness; and (iv) be structurally subordinated in right of payment to all existing and future indebtedness and other liabilities of the Issuer’s non-guarantor subsidiaries.

Guarantees

The Notes are guaranteed on a senior secured basis by certain of Atento’s wholly owned subsidiaries on a joint and several basis.

Security

The Notes and the guarantees thereto are secured, subject to permitted liens and other limitations, by a first-priority lien on the capital stock of the Issuer, each of the guarantors and Atento Argentina S.A.

Covenants

The terms of the Indenture, among other things, limit, in certain circumstances, the ability of the Issuer and its restricted subsidiaries to: (i) incur certain additional indebtedness; (ii) make certain dividends, distributions, investments and other restricted payments; (iii) sell the property or assets of the Issuer or any of its restricted subsidiaries to another person; (iv) incur additional liens; (v) guarantee additional debt; and (vi) enter into transactions with affiliates.

Optional Redemption

At any time prior to August 10, 2019, the Issuer may redeem some or all of the Notes at a redemption price equal to 100% of the principal amount of such Notes redeemed plus a make-whole premium and accrued and unpaid interest, if any, up to, but excluding, the redemption date. The Issuer may also redeem some or all of the Notes on or after August 10, 2019, at a redemption price equal to: (i) 103.063% of the principal amount thereof, if redeemed during the twelve-month period beginning on August 10, 2019; (ii) 101.531% of the principal amount thereof, if redeemed during the twelve-month period beginning on August 10, 2020; and (iii) 100% of the principal amount thereof, if redeemed on or after August 10, 2021, in each case plus accrued and unpaid interest, if any, up to, but excluding, the redemption date. In addition, prior to August 10, 2019, the Issuer may redeem up to 40% of the Notes from the net cash proceeds of certain equity offerings at a redemption price equal to 106.125% of the principal amount of such Notes redeemed plus accrued and unpaid interest, if any, up to, but excluding, the redemption date, subject to certain conditions. If the Issuer experiences certain changes of control specified in the Indenture, it must offer to purchase the Notes, in cash, at a redemption price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, up to, but excluding, the redemption date. In addition, certain asset dispositions of the Issuer will be triggering events which may require the Issuer to use excess proceeds from those asset dispositions to make an offer to purchase the Notes at 100% of the principal amount thereof plus accrued and unpaid interest, if any, up to, but excluding, the redemption date.

Events of Default

The Indenture also provides for customary events of default. Generally, if any event of default occurs and is not cured within the time periods specified therein, the Trustee or the holders of at least 30% of the principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately.

The description of the Indenture is qualified in its entirety by the terms of such agreement, which is incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 6-K that Atento filed with the SEC on August 15, 2017.

Press Release

On April 4, 2019, Atento issued a press release announcing the closing of the Offering, the text of which is set forth as Exhibit 99.1.

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Exhibits.

See the Exhibit Index hereto.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATENTO S.A. (Registrant)

By:	/s/ Mauricio Montilha
Name: Mauricio Montilha
Title: Chief Financial Officer

Date: April 4, 2019

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 4.1	Indenture, dated as of August 10, 2017, among Atento Luxco 1 S.A., the guarantors from time to time party thereto, Wilmington Trust, National Association, as trustee, and Wilmington Trust (London) Limited, in its capacity as security agent under the intercreditor agreement, as collateral agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 6-K filed on August 15, 2017).

Exhibit 99.1	Press Release, dated April 4, 2019.